NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

June 20, 2013

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (“NYSE MKT” or the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

China Shen Zhou Mining & Resources, Inc.

Common Stock, $.001 par value

Commission File Number – 001-33929

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreement with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the NYSE MKT Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

(b)

Sections 134 and 1101 of the Company Guide which state, in part, that an issuer having a security listed on the Exchange is required to file with the Exchange three (3) copies of all reports and other documents filed or required to be filed with the SEC. Listed issuers must comply with applicable SEC requirements with respect to the filing of reports and other documents through the SEC's Electronic Data Gathering Analysis and Retrieval ("EDGAR") system, and an issuer which submits such reports through EDGAR (as well as any reports which are permitted but not required to be submitted through EDGAR) will be deemed to have satisfied its filing requirement to the Exchange. All required reports shall be filed with the Exchange on or before the date they are required to be filed with the SEC or appropriate regulatory authority.

2.

The common stock of China Shen Zhou Mining & Resources, Inc. (the “Company”) does not qualify for continued listing for the following reasons:

(a)

In its Form 10-Q for the period ended June 30, 2012, the Company reported $1.25 million in cash and a working capital deficit of $10.3 million. In addition, the Company was burning $1.5 million in cash per month from operating activities and had short-term loans payable in the amount of $10.5 million. The Form 10-Q also contained a paragraph stating that the Company’s ability to continue as a going concern was dependent upon its ability to obtain the necessary financing to meets its obligations and repay its liabilities arising from normal business operations as they come due. To date, the Company has not obtained the necessary financing and remains financially impaired.

(b)

To date, the Company has not filed its Form 10-K for the year ended December 31, 2012, as required by the SEC and the Exchange.

(c)

To date, the Company has not filed its Form 10-Q for the quarter ended March 31, 2013, as required by the SEC and the Exchange.

2.

In reviewing the eligibility of the Company’s common stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On October 24, 2012, the Company was notified by the Exchange that following a review of its Form 10-Q for the period ended June 30, 2012, it was not in compliance with Section 1003(a)(iv) of the Company Guide in that it was financially impaired. In accordance with Section 1009 of the Company Guide, the Company was offered the opportunity to submit a plan of compliance (the “Impairment Plan”) by November 30, 2012, advising the Exchange of actions it had taken, or would take, to regain compliance with Section 1003(a)(iv) by April 24, 2013 (the “Impairment Plan Period”).

(b)

On November 30, 2012, the Company submitted the Impairment Plan addressing how it intended to regain compliance with the Exchange’s continued listing standards by the end of the Impairment Plan Period.

(c)

By letter dated January 11, 2013, the Exchange accepted the Impairment Plan and advised the Company that delisting proceedings would be immediately initiated if the Company failed to make progress consistent with the Impairment Plan during the Impairment Plan Period or if it was not in compliance with the continued listing standards by the end of the Impairment Plan Period.

(d)

On April 17, 2013, the Company was notified that it was also not in compliance with Sections 134 and 1101 of the Company Guide for failing to file its Form 10-K for the year ended December 31, 2012. The Company was given the opportunity to submit a plan of compliance (the “Late Filer Plan”) addressing how it intended to regain compliance with Sections 134 and 1101 of the Company Guide by July 16, 2013 (the “Late Filer Plan Period”). The Company submitted its Late Filer Plan on May 1, 2013.

(e)

On April 24, 2013, the end of the Impairment Plan Period, the Company requested an extension of the Impairment Plan Period to October 24, 2013.

(f)

After careful review of the Company’s extension request, Staff determined, on behalf of the Exchange, to (1) deny the extension request, (2) reject the Late Filer Plan, and (3) move to delist the Company’s common stock.

(g)

On May 17, 2013, Staff notified the Company that the Exchange had determined to initiate immediate delisting proceedings due to the Company’s failure to make progress consistent with the Impairment Plan and failure to reasonably demonstrate its ability to regain compliance with the continued listing standards by the requested date of October 24, 2013. In addition, Staff notified the Company that it was also not in compliance with Sections 134 and 1101 of the Company Guide in that it failed to timely file its Form 10-Q for the period ended March 31, 2013. The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by May 24, 2013.

(h)

The Company did not appeal the Staff Determination to the Panel within the requisite time period and has not otherwise regained compliance with the continued listing standards. To date, the Company remains non-compliant with Sections 1003(a)(iv), 134 and 1101 of the Company Guide.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

2.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

3.

The Exchange official whose signature is set forth below is duly authorized to file this application.

4.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Ms. Xiao-Jing Yu, Chief Executive Officer, China Shen Zhou Mining & Resources, Inc., at the Company’s last known business address.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC